Mail Stop 4561
      June 23, 2005

Mr. Robert D. Selvi
Chief Financial Officer
SonicWALL, Inc.
1143 Borregas Avenue
Sunnvale, CA 94089

	RE:	SonicWALL, Inc.
		Form 8-K/A
		Filed June 9, 2005
            	File No. 0-27723

Dear Mr. Selvi:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K/A filed June 9, 2005

1. We note your response to our previous comment number one. However, please revise to state whether you have authorized the former accountant to respond to the inquiries of the successor accountant concerning the material weakness as required by Item 304(a)(1)(v) and Item 304(a)(1)(iv)(C) of Regulation S-K.

	Please provide the supplemental information requested above within five business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.






      Any questions regarding the above should be directed to me at
(202) 551-3469.


								Sincerely,


								Thomas Flinn
								Staff Accountant
Mr. Robert D. Selvi
SonicWall, Inc.
June 23, 2005
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